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RAD Ai

Problem Solution Traction Team INVEST NOW

The AI Future of Marketing

We've developed a groundbreaking artificial intelligence the market calls an essential AI for brands to identify new audiences and boost ROI. By leveraging our AI, our clients achieve unprecedented levels of authenticity and effectiveness in their digital communications. With over $27M invested, you have the chance to invest alongside over 6000 investors, VCs, executives from Google, Amazon and Live Nation.

VCs
FAMILY OFFI

INVEST NOW

Offering Circular Form C

Share Price
$0.38

Backed by Adobe Fund for Design



RAD Ai

Problem Solution Traction Team INVEST NOW



BENZINGA Bloomberg VentureBeat HUFFPOST Nasdaq ARTIFICIAL INTELLIGENCE



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RAD Ai

Problem Solution Traction Team INVEST NOW

MARKET

$633B Market Opportunity

Marketing Tech & Data Analytics

~3X Booked Revenue

Nearly tripled booked revenue from 2022 to 2023

6,000+ Investors

Includes Fidelity, VCs, execs from Google and Amazon

PROBLEM

Content Strategy and Creation is a Guessing Game

Prior to RAD AI, biased decision-making for content creation was practically industry standard.

Across every major social platform, more than 25 billion pieces of content is exchanged daily. Every social post, share, email, and video is an opportunity for brands to get their product in front of their ideal customer.

These same brands waste time and money identifying and reaching the right people based on “guesswork”. Our mission is to eliminate that waste with AI.

INVEST NOW



Analyzing Content...
Topic
Dancer, Hip Hop, Fashion, Merchandise
Predict the Virality of your image on social media
Analyze the media characteristics of your content
Score your content by authenticity
RAD AI
Entertainment
80.9 Excellent
Emotions
Sentiment
RAD AI
Entertainment

AI-focused interest exploration
What is Sweetgreen
What are the primary interests of people who love Sweetgreen?
Interests:
Fast-casual dining
Healthy food
Fresh salads
Grain bowls
Locally sourced ingredients
Organic food
Customizable meals
Variety of proteins
Seasonal menu
Sustainable practices

SOLUTION

We’re Removing All Doubt (RAD)

Our advanced AI can analyze extensive historical content patterns across brand, social, and influencer channels. The idea is to give the marketers responsible for digital communication a full, highly accurate understanding of their audiences.

With RAD AI, they can know exactly what worked and what didn’t, which ideally results in a higher marketing return on investment.

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TRACTION

~3X Booked Revenue Shows Our AI Is Working

With big-name clients like MGM Resorts, Sweetgreen, Accenture, and more, we’ve been able to nearly triple booked revenue growth in a single year.



75% Gross Margin

On enterprise recurring revenue stream for AI platform access



3.5X ROI

Achieved across various clients, campaigns, and marketing channels



200% LTV

Improved client value from $51.6K to $155.3K over the last 12 months

sweetgreen Fidelity MGM Google Dignity Health accenture



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Featured Case Studies

INDUSTRY | HEALTHCARE



Ro Health's mission is to supply its customers and patients with healthcare providers that have the skills, training and information necessary to deliver high-quality patient care.

3.7X
ROI Delivered

681
Hours Saved

5X
Improved TikTok Engagement

INDUSTRY | FAST HEALTHY FOOD



With locally sourced greens, grains and a menu that follows Mother Nature's lead, **sweetgreen** is making a sustainable impact on the future of food.

188%
Ads Improved

27%
Improved CPA

173%
Improved Content Performance

INDUSTRY | MENS FA



We exist to provide
– a unique world fil
entertainment and

40%
Cost Savings

  

Featured Case Studies

tomers and
t have the skills,
deliver high-

5X
Improved TikTok Engagement

INDUSTRY | FAST HEALTHY FOOD



With locally sourced greens, grains and a menu that follows Mother Nature's lead, **sweetgreen** is making a sustainable impact on the future of food.

188%
Ads Improved

27%
Improved CPA

173%
Improved Content Performance

INDUSTRY | MENS FASHION



We exist to provide humanity an unforgettable escape – a unique world filled with anticipation, entertainment and unparalleled experiences.

40%
Cost Savings

92%
Campaign Lift

2X
Speed of Activation

INDUSTRY | GAMING



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Milton Bradley in co
Games Workshop i

14
Days to Activate

   

Featured Case Studies

d a menu that
en is making a
od.

173%
Improved Content Performance

INDUSTRY | MENS FASHION

THE BLK TUX

We exist to provide humanity an unforgettable escape – a unique world filled with anticipation, entertainment and unparalleled experiences.

40%	**92%**	**2X**
Cost Savings	Campaign Lift	Speed of Activation

INDUSTRY | GAMING

HeroQuest, is an adventure board game created by Milton Bradley in conjunction with the British company Games Workshop in 1989, and re-released in 2021.

14	**40%**	**2X**
Days to Activate	Improved Performance	Content Volume

INDUSTRY | ENTERTA

MGM RESORTS

We exist to provide
— a unique world fi
entertainment and

3.3X
ROI Delivered by RAD AI

Featured Case Studies

gettable escape
n,
iences.

2X
Speed of Activation

INDUSTRY | GAMING

HeroQuest, is an adventure board game created by Milton Bradley in conjunction with the British company Games Workshop in 1989, and re-released in 2021.

14	**40%**	**2X**
Days to Activate	Improved Performance	Content Volume

INDUSTRY | ENTERTAINMENT

MGM RESORTS

We exist to provide humanity an unforgettable escape — a unique world filled with anticipation, entertainment and unparalleled experiences

3.3X	**7.1%**	**482K**
ROI Delivered by RAD AI	Engagement Rate	Engagements

Featured Testimonials

Brad Hunter
Director of Marketing

"The RAD AI solution was a key catalyst in scaling awareness and engagement among our target audiences with the Roman brand."

Luca Zambello
CEO

"The RAD AI technology delivers quantifiable ROI that show up on the balance sheet. The AI-informed personas are an industry game-changer.

Casey
CMO

"We're excited to pa
to help revolutioniz
innovate with a pro
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Featured Testimonials



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our target

Luca Zambello
CEO

"The RAD AI technology delivers quantifiable ROI that show up on the balance sheet. The AI-informed personas are an industry game-changer.



Casey Terrell
CMO

"We're excited to partner with RAD AI at **SPB Hospitality** to help revolutionize the hospitality industry and innovate with a proven leader in the space. Our CEO, **Josh Kern**, is an ardent believer in AI and has been instrumental in guiding us forward."



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Featured Testimonials

fiable ROI that
informed
ger.

Casey Terrell
CMO

"We're excited to partner with RAD AI at **SPB Hospitality** to help revolutionize the hospitality industry and innovate with a proven leader in the space. Our CEO, **Josh Kern**, is an ardent believer in AI and has been instrumental in guiding us forward."



Matt Sutton
Chief Marketing Officer

"RAD AI has been a true extension of our team, and has allowed us to scale campaigns that would not have happened otherwise."



Mike R
Chief I

"The RAD AI solution
transforming and s



ACCREDITED & NON-ACCREDITED

6,000+ Investors

VCS





















Fidelity INVESTMENTS · EXPERT DOJO · MaRS IAF

EXECUTIVES FROM

Google · amazon · Meta · LIVE NATION · MetLife

BACKED BY

Adobe Fund for Design

Brian Mac Mahon
VC Investor, over 300 Early Stage Investments Invested $100K

"The RAD AI team has built technology that flips the marketing technology industry on its head. I'm a big believer of backing founders that have a track record of success and resiliency. I'm obviously a believer in how the RAD AI technology solves the problem of content authenticity. Even more importantly, I'm proud to back such a talented founding team. Truly a group of all stars that I've had the pleasure to invest into... and now, get to watch as they continue to close deals and get commercial adoption."

INVEST NOW

RAD AI In Action



Tyson Black
Sr. Director of Client Success

01:17

BUSINESS MODEL

Designed to Attract the Best Clients

Our SaaS-focused model is designed to sell and upsell enterprise clients and retain them for multi-year commitments. We've already proven this with ~3X booked revenue growth. Here's our plan to scale it even further:

INVEST NOW

- Further develop RAD AI technology feature sets that improve paid advertising across Google, TikTok, and Meta

- Innovate and develop enterprise solutions with API partners like TikTok to improve content insights.

- Recruit top-tier talent across AI, product development, operations, and sales.

- Implement additional self-serve feature sets that cater to our growing base of enterprise clients.

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The Visionaries Behind RAD AI

Our leadership team represents a robust blend of seasoned entrepreneurs, growth strategists, and industry innovators.



Jeremy Barnett

CEO

3X founder with multiple exits, including Trendy Butler. Backed by venture funds including Fidelity, SOS Ventures, Expert Dojo, and more. Experience building companies from 0-100+ employees.



Bradley Silver

CO-FOUNDER AND PRESIDENT

3X founder with multiple exits, including Brand Protect. Backed by venture funds including Fidelity, Gen Wealth Ventures, MaRS AF, and Brigus Capital & Greybrook. Experience scaling companies to $30M+ in ARR, and building companies from 0-170+ employees.



Emily Duban

HEAD OF GROWTH AND INNOVATION

Wharton. Leader with 20+ years of experience. Former Weber Shandwick, Fleishman Hillard, and most recently Chief Digital Officer at MikeWorldWide. Worked on both brand and agency sides including McKinsey, Citibank, SAP, Amazon, Unilever, Novartis, and LVMH.



Alexander Wissner-Gross Ph.D.

FOUNDING ADVISOR

Harvard, MIT, and world-recognized leader in AI. Has 23 issued, pending, or provisional patents. TEDx speaker, investor in 33 companies, authored 23 publications, featured in WSJ, CNN, USA Today, and Wired.



Katie Gerber

HEAD OF GLOBAL MARKETING

Former President of PMBC Group, President of Venture PR and Founder of Dopamine Group. Built and managed teams in-house and at public companies like Disney, Sony, Expedia, and countless VC-backed startups.



Steven Elliot

VP CLIENT DEVELOPMENT

BYU. Entrepreneurial studies and finance degree. Former Senior Director of Client Development at Branded Entertainment Network (BEN). Built BEN's influencer marketing arm and scaled sales team 4X over two years.



Joseph Freedman

CO-FOUNDER AND CHAIRMAN

JD / MBA. Former Securities Lawyer and Senior Vice Chairman, Private Equity at Brookfield Asset Management. Led spin-off of Brookfield Infrastructure Partners ($24B market cap). Corporate director for companies including Bridgemarq Real Estate (TSX:BRE).



Aaron Kuntz

BOARD MEMBER

BS Finance & Predictive Analytics MS, Northwestern University. Co-Founder of Lead Genesis (acquired) and MarketerNet. Angel investor. Former Datamyx COO and Experian Major Accounts.



John Duban

HEAD OF STRATEGY

As a seasoned brand growth strategist with 20 years of experience, John specializes in driving innovation and building iconic brands across diverse sectors. His expertise in business development and integrated marketing has generated over $250 million in revenue, fostering significant growth for clients. Former EVP Starcom for 7 years and CMO/Board member of AFS Intercultural Programs.

Perks

Tier 1	Tier 2	Tier 3	Tier 4
$2,500.00+	**$5,000.00+**	**$10,000.00+**	**$25,000.00+**
Start Investment	Start Investment	Start Investment	Start Investment
✓ Receive **5% Bonus Shares**	✓ Receive **10% Bonus Shares**	✓ Receive **15% Bonus Shares**	✓ Receive **20% Bonus Shares**

Time-based Bonus Shares

<table>
<tr><td>

Private Live

First $250,000

[Start Investment]

✓ Receive **20% Bonus Shares**

</td><td>

Bonus Tier 1

Next 350,000

[Start Investment]

✓ Receive **15% Bonus Shares**

</td></tr>
</table>

Existing Investors

✓ Receive **20% Bonus Shares**

[Start Investment]

FAQs

˄ Why invest in startups?

Regulation CF allows investors to invest in startups and early-growth companies. This is different from helping a company raise money on Kickstarter; with Regulation CF Offerings, you aren't buying products or merchandise - you are buying a piece of a company and helping it grow.

˄ How much can I invest?

Accredited investors can invest as much as they want. But if you are NOT an accredited investor, your investment limit depends on either your annual income or net worth, whichever is greater. If the number is less than $124,000, you can only invest 5% of it. If both are greater than $124,000 then your investment limit is 10%.

˄ How do I calculate my net worth?

To calculate your net worth, just add up all of your assets and subtract all of your liabilities (excluding the value of the person's primary residence). The resulting sum is your net worth.

˄ What are the tax implications of an equity crowdfunding investment?

We cannot give tax advice, and we encourage you to talk with your accountant or tax advisor before making an investment.

˄ Who can invest in a Regulation CF Offering?

Individuals over 18 years of age can invest.

∧ What do I need to know about early-stage investing? Are these investments risky?

There will always be some risk involved when investing in a startup or small business. And the earlier you get in the more risk that is usually present. If a young company goes out of business, your ownership interest could lose all value. You may have limited voting power to direct the company due to dilution over time. You may also have to wait about five to seven years (if ever) for an exit via acquisition, IPO, etc. Because early-stage companies are still in the process of perfecting their products, services, and business model, nothing is guaranteed. That's why startups should only be part of a more balanced, overall investment portfolio.

∧ When will I get my investment back?

The Common Stock (the "Shares") of RAD AI (the "Company") are not publicly traded. As a result, the shares cannot be easily traded or sold. As an investor in a private company, you typically look to receive a return on your investment under the following scenarios: The Company gets acquired by another company. The Company goes public (makes an initial public offering). In those instances, you receive your pro-rata share of the distributions that occur, in the case of acquisition, or you can sell your shares on an exchange. These are both considered long-term exits, taking approximately 5-10 years (and often longer) to see the possibility for an exit. It can sometimes take years to build companies. Sometimes there will not be any return, as a result of business failure.

∧ Can I sell my shares?

Shares sold via Regulation Crowdfunding offerings have a one-year lockup period before those shares can be sold under certain conditions. Exceptions to limitations on selling shares during the one-year lockup period:
In the event of death, divorce, or similar circumstances, shares can be transferred to:

1. The company that issued the securities
2. An accredited investor
3. A family member (child, stepchild, grandchild, parent, stepparent, grandparent, spouse or equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, including adoptive relationships)

∧ What happens if a company does not reach their funding target?

If a company does not reach its minimum funding target, all funds will be returned to the investors after the close of the offering.

∧ How can I learn more about a company's offering?

All available disclosure information can be found on the offering pages for our Regulation Crowdfunding offering.

∧ What if I change my mind about investing?

You can cancel your investment at any time, for any reason, until 48 hours prior to a closing occurs. If you've already funded your investment and your funds are in escrow, your funds will be promptly refunded to you upon cancellation.

∧ What relationship does the company have with DealMaker Securities?

Once an offering ends, the company may continue its relationship with DealMaker Securities for additional offerings in the future. DealMaker Securities' affiliates may also provide ongoing services to the company. There is no guarantee any services will continue after the offering ends.

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Kate Levinson
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How do you plan to use the proceeds from this funding round?
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PROBLEM
SOLUTIONS
TRACTION
TEAM

RAD AI

Equity crowdfunding investments in private placements, and start-up investments in particular, are speculative and involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest in start-ups. Companies seeking startup investment through equity crowdfunding tend to be in earlier stages of development and their business model, products and services may not yet be fully developed, operational or tested in the public marketplace. There is no guarantee that the stated valuation and other terms are accurate or in agreement with the market or industry valuations. Further, investors may receive illiquid and/or restricted stock that may be subject to holding period requirements and/or liquidity concerns.

DealMaker Securities LLC, a registered broker-dealer, and member of **FINRA | SIPC**, located at 105 Maxess Road, Suite 124, Melville, NY 11747, is the Intermediary for this offering and is not an affiliate of or connected with the Issuer. Please check our background on FINRA's **BrokerCheck**.

DealMaker Securities LLC does not make investment recommendations.

DealMaker Securities LLC is NOT placing or selling these securities on behalf of the Issuer.

DealMaker Securities LLC is NOT soliciting this investment or making any recommendations by collecting, reviewing, and processing an Investor's documentation for this investment.

DealMaker Securities LLC conducts Anti-Money Laundering, Identity and Bad Actor Disqualification reviews of the Issuer, and confirms they are a registered business in good standing.

DealMaker Securities LLC is NOT vetting or approving the information provided by the Issuer or the Issuer itself.

Contact information is provided for Investors to make inquiries and requests to DealMaker Securities LLC regarding Regulation CF in general, or the status of such investor's submitted documentation, specifically. DealMaker Securities LLC may direct Investors to specific sections of the Offering Circular to locate information or answers to their inquiry but does not opine or provide guidance on issuer related matters.

This website contains forward-looking statements. These statements may include the words "believe", "expect", "anticipate", "intend", "plan", "estimate", "project", "will", "may", "targeting" and similar expressions as well as statements other than statements of historical facts including, without limitation, those regarding the financial position, business strategy, plans, targets and objectives of the management of RAD AI (the "Company") for future operations (including development plans and objectives). Such forward-looking statements involve known and unknown risks, uncertainties and other important factors which may affect the Company's ability to implement and achieve the economic and monetary policies, budgetary plans, fiscal guidelines and other development benchmarks set out in such forward-looking statements and which may cause actual results, performance or achievements to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding the Company's present and future policies and plans and the environment in which the Company will operate in the future. Furthermore, certain forward-looking statements are based on assumptions or future events which may not prove to be accurate, and no reliance whatsoever should be placed on any forward-looking statements in this presentation. The forward-looking

DealMaker Securities LLC does not make investment recommendations.

DealMaker Securities LLC is NOT placing or selling these securities on behalf of the Issuer.

DealMaker Securities LLC is NOT soliciting this investment or making any recommendations by collecting, reviewing, and processing an Investor's documentation for this investment.

DealMaker Securities LLC conducts Anti-Money Laundering, Identity and Bad Actor Disqualification reviews of the Issuer, and confirms they are a registered business in good standing.

DealMaker Securities LLC is NOT vetting or approving the information provided by the Issuer or the Issuer itself.

Contact information is provided for Investors to make inquiries and requests to DealMaker Securities LLC regarding Regulation CF in general, or the status of such investor's submitted documentation, specifically. DealMaker Securities LLC may direct Investors to specific sections of the Offering Circular to locate information or answers to their inquiry but does not opine or provide guidance on issuer related matters.

This website contains forward-looking statements. These statements may include the words "believe", "expect", "anticipate", "intend", "plan", "estimate", "project", "will", "may", "targeting" and similar expressions as well as statements other than statements of historical facts including, without limitation, those regarding the financial position, business strategy, plans, targets and objectives of the management of RAD AI (the "Company") for future operations (including development plans and objectives). Such forward-looking statements involve known and unknown risks, uncertainties and other important factors which may affect the Company's ability to implement and achieve the economic and monetary policies, budgetary plans, fiscal guidelines and other development benchmarks set out in such forward-looking statements and which may cause actual results, performance or achievements to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding the Company's present and future policies and plans and the environment in which the Company will operate in the future. Furthermore, certain forward-looking statements are based on assumptions or future events which may not prove to be accurate, and no reliance whatsoever should be placed on any forward-looking statements in this presentation. The forward-looking statements in this website speak only as of the date of the Company's initial Form C, and the Company expressly disclaims to the fullest extent permitted by law any obligation or undertaking to disseminate any updates or revisions to any forward-looking statements contained herein to reflect any change in expectations with regard thereto or any change in events, conditions or circumstances on which any such statements are based.

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